KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING MARCH 31, 2002


                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        ($28,189.08)
Change in Unrealized Gain/(Loss)                                    $494,757.01
Gain/(Loss) on Other Investments                                        ($58.10)
Brokerage Commission                                               ($139,299.79)
                                                                   ------------
Total Trading Income                                                $327,210.04

EXPENSES
Audit Fees                                                                $0.00
Administrative and Legal Fees                                         $7,331.82
Management Fees                                                           $0.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                                   ------------
Total Expenses                                                        $7,331.82

INTEREST INCOME                                                      $17,516.21

NET INCOME (LOSS) FROM THE PERIOD                                   $337,394.43
                                                                   ============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                       $15,196,340.17
Addition                                     $71,700.00
Withdrawal                                 ($262,291.81)
Net Income/(Loss)                           $337,394.43
                                         --------------
Month End                                $15,343,142.79

Month End NAV Per Unit                           $91.16

Monthly Rate of Return                             2.22%
Year to Date Rate of Return                       -5.52%


        To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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March 2002
SUMMARY


                                                    ----------------------------
                                                    KENMAR
                                                    ----------------------------
                                                    GLOBAL
                                                    ----------------------------
                                                    TRUST
                                                    ----------------------------


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Kenmar Global Trust (KGT) ended March up 2.22%, net of fees and expenses, as profits were realized in most sectors except for grains and tropicals. The Net Asset Value per unit of KGT was $91.16 as of March 31, 2002.

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Allocation of Assets to Advisors

                                              Mar 1 2002          Apr 1 2002
                                              ----------          ----------
Beacon                                             7%                   6%
C~View                                            25%                  25%
Grinham                                           26%                  27%
Transtrend                                        26%                  26%
Winton                                            16%                  16%

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US equity markets seesawed throughout the month as investors vacillated between optimism about US growth and concern that the Federal Reserve will start raising interest rates to ward off any inflationary pressures. Early in the month, investors bid up stocks amid improving economic indicators and strengthening optimism regarding an economic rebound. As a result, after 11 interest rate cuts, the Federal Reserve moved to a neutral bias and laid the foundation for the beginnings of a tightening cycle, potentially as early as the next FOMC meeting in May. Overall, US equity markets ended up for the month. Similarly, European equity markets ended firmer following the rise on Wall Street. The Nikkei 225 rallied from its low in early February, on stricter shortselling rules and expectations of a mild cyclical recovery. Furthermore, increasing signs that the US economy is in recovery have raised expectations that Japanese exports will rise and help revive the moribund Japanese economy.


US treasury prices were pressured on continuing optimism about the US economy, expectations that the Fed will begin raising rates in the months ahead and a wave of new corporate bond issuance. Eurozone government debt tracked the US for most of the month. Conversely, Japanese government bond prices rallied on positive stock market sentiment; the Nikkei 225 reached a seventh-month high during March. Towards the end of the month, bond prices found additional support from better than expected demand at a Japanese government debt auction and by pension fund and life assurers buying long-dated government debt.

In the currencies, revival of the yen early in the month was partly due to a tightening of regulations against short-selling. Additionally, the currency strengthened ahead of the March 31 fiscal year-end as traditionally, Japanese companies repatriate funds. There was also conviction in the Japanese market that the rebound of the US would support Japanese exporters and help lift the entire economy. This optimism soon faded on the heels of poor economic data from the service sector. The euro struggled for most of the month, trying to find real direction. Despite strong eurozone economic reports, the euro failed to gain ground. Despite actions by the Swiss National Bank to offset the strength of the franc by keeping interest rates low, the currency rose. The Swedish krone rallied as Sweden's Riksbank became the first major central bank to raise interest rates this year when it announced a quarter-point rise to 4%. The rise in the New Zealand dollar was underpinned by optimism over prospects for global growth and a rise in rates by the central bank.

Crude climbed steeply and broke $24 a barrel for the first time since September 2001. Prices in the energy complex were sent soaring amid economic optimism as the country's first recession in a decade appeared to be over and continued concern over the threat of military action in Iraq. After being stuck in a sideways pattern for six months, coffee took off, reaching seven month-highs. Prices have been stuck at 30 yr lows, mostly due to global oversupply, but shrinking stockpiles and signs that Brazilian production may be less than expected pushed coffee higher. Soybeans rallied to a six-month high and metals ended higher for the month.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner


At the request of KGT, Beacon no longer trades stock indices for the Fund's account; the Meka program remains unchanged in all other respects. There can be no assurance that such modification will enhance the performance of the Meka program (or reduce losses in unprofitable periods).


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PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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Kenmar {logo]
Kenmar Advisory Corp.

For further information contact Kenmar Securities, Inc.

Two American Lane                                               Tel 203.861.1025
PO Box 5150                                                     Fax 203.552.1500
Greenwich, CT 06831